Exhibit 99.1

Trina Solar Announces Second Quarter 2013 Results

CHANGZHOU, China, August 20, 2013 — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced its financial results for the second quarter of 2013.

Second Quarter 2013 Financial and Operating Highlights

•                  Solar module shipments were approximately 647 MW during the second quarter of 2013, representing a sequential increase of 64.6% from the first quarter of 2013

•                  Net revenues were $440.7 million, an increase of 69.4% from the first quarter of 2013

•                  Gross profit was $51.2 million, compared to $4.4 million in the first quarter of 2013

•                  Gross margin was 11.6%, compared to 1.7% in the first quarter of 2013

•                  The Company recorded an additional accounts receivables provision of $8.7 million in the second quarter of 2013

•                  The Company had a charge of $9.1 million for certain assets that it ceased using during the second quarter of 2013

•                  Operating loss was $23.9 million, compared to $40.1 million in the first quarter of 2013

•                  Operating margin was negative 5.4%, compared to negative 15.4% in the first quarter of 2013

•                  Net loss was $33.7 million, compared to a net loss of $63.7 million in the first quarter of 2013

•                  Loss per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) was $0.47, compared to $0.90 in the first quarter of 2013

“I am pleased to announce that we achieved record quarterly shipment numbers in the second quarter of 2013, exceeding our original guidance by more than 100 MW,” said Mr. Jifan Gao, chairman and CEO of Trina Solar. “With robust global demand, we took full advantage of our global sales network and strong brand to seize available commercial opportunities. In terms of pricing, the average selling price (“ASP”) of modules has stabilized, reversing the falling trend seen in previous quarters. As a result of our on-going efforts to improve operational efficiency and control manufacturing costs, we achieved continuing reductions in non-silicon costs, which contributed to quarter-on-quarter margin improvement.

“In the second quarter, there was regulatory uncertainty surrounding the E.U.’s anti-dumping case against PV imports from China. Geographic diversification of revenue helped to mitigate such regulatory risks. We achieved strong sequential shipment increases in growth markets, including China, the U.S., India and Japan, which added to our stable shipments to Europe. We continue to monitor the latest developments in the trade case and are encouraged by the recent solution negotiated between the E.U. and China. We remain committed to continuing to serve our customers and business partners in Europe, with whom we have built strong relationships.

“In terms of project development, we made good progress on the 50 MW power plant project in Wuwei, Gansu Province, China in the second quarter. Construction has been completed and we expect the facility to be grid connected and commence initial electricity generation by the end of the third quarter of 2013. For our downstream systems business, we remain focused on research and development and committed to delivering innovative products and solutions to lower installation costs, while enhancing the efficiencies and ease-of-use of solar energy.

“Following the end of the second quarter, we completed the redemption of all remaining outstanding convertible senior notes when they became due in July 2013. We continue to manage our balance sheet and liquidity position carefully, which will ensure that we have the necessary resources to develop downstream opportunities.”

Recent Business Highlights

During the second quarter of 2013, the Company:

•                  Filed its annual report on Form 20-F for the fiscal year ended December 31, 2012 with the Securities and Exchange Commission on April 2, 2013.

•                  Announced that Jodie Roussell, Head of Public Affairs Europe at TrinaSolar, had been elected Vice-President of the Board of the European Photovoltaic Industry Association (EPIA) at the EPIA’s annual general meeting in Brussels in March 2013.

•                  Announced that Semiconductor Equipment and Materials International (“SEMI”) has approved two standards submitted by Trina Solar: the “Specification for Packaging Protection Technology for PV Modules” (SEMI PV44-0513) and the “Test Method for the Content of Vinyl Acetate (VA) in Ethylene-vinyl Acetate (EVA) Applied in PV Modules Using Thermal Gravimetric Analysis (TGA)” (SEMI PV45-0513). Trina Solar is the first PV company in China to lead the establishment of an international SEMI standard.

Subsequent Events

Subsequent to the second quarter of 2013, the Company:

•                  Announced that it has received the new International Electrotechnical Commission (IEC) 61730-2 standard certification with Class A Fire Safety from TUV Rheinland for its new frameless PDG5 module. Trina Solar is the first manufacturer in Asia to achieve this certification. TUV Rheinland’s testing rated the PDG5 dual glass module to the highest level of fire resistance.

•                  Announced the commercial availability of an enhanced version of its industry-leading Trinasmart modules, embedded with Smart Curve technology. Trinasmart is a module-integrated solution that optimizes the energy output of PV systems, enhances the safety of solar arrays, improves the installation speed of an array and reduces balance of system costs. The technology allows roof sections that are prone to shading to be utilized without causing power loss to the entire system, increasing output within one string by up to 20 percent.

•                  Announced that it has supplied 7 MW of photovoltaic modules to Ikaros Solar, a leading company dedicated to the installation of green solar energy systems, for an agricultural project at Goose Willow Farm in the town of Abington in the U.K.

•                  Announced that it had redeemed, together with all accrued but unpaid interest, all remaining outstanding convertible senior notes due 2013 on July 15, 2013. With the completion of this redemption, Trina Solar has no outstanding convertible debt.

•                  Announced that it will provide 1.1 million of its 72-cell PV multi-crystalline modules (a total of 345 MW in DC power; equivalent to approximately 250 MW AC) to the Copper Mountain Solar 3 project in Boulder City, Nevada, USA. The project is owned and operated by Sempra U.S. Gas & Power and will be constructed by AMEC. The modules will start being shipped from Q4 2013 and the project is expected to be completed in Q1 2015.

Second Quarter 2013 Results

Net Revenues

Net revenues in the second quarter of 2013 were $440.7 million, an increase of 69.4% sequentially and 27.4% year-over-year. Total shipments were 646.6 MW, compared to 392.9 MW in the first quarter of 2013 and 418.8 MW in the second quarter of 2012. The sequential increase in shipments was caused primarily by robust global demand, which, together with the stabilizing ASP, led to an increase in revenues.

Gross Profit and Margin

Gross profit in the second quarter of 2013 was $51.2 million, compared to a gross profit of $4.4 million in the first quarter of 2013 and $29.0 million in the second quarter of 2012.

Gross margin was 11.6% in the second quarter of 2013, compared to 1.7% in the first quarter of 2013 and 8.4% in the second quarter of 2012. The sequential increase was primarily due to the stabilization of the ASP of modules and decreases in costs while the year-on-year increase in gross margin was primarily due to decreases in costs that exceeded declines in the ASP of modules.

Operating Expense, Loss and Margin

Operating expenses in the second quarter of 2013 were $75.1 million, an increase of 68.7% sequentially and a decrease of 30.2% year-over-year. The Company’s operating expenses represented 17.0% of its second quarter net revenues, a decrease from 17.1% in the first quarter of 2013 and 31.1% in the second quarter of 2012. The sequential increase was primarily due to an additional accounts receivables provision of $8.7 million in the second quarter of 2013 compared to an accounts receivables provision reversal of $11.1 million in the first quarter of 2013. The year-over-year decrease was primarily due to the reduction of accounts receivables provision. Operating expenses in the second quarter of 2013 included $1.7 million in share-based compensation expenses, compared to $1.1 million in the first quarter of 2013 and $2.7 million in the second quarter of 2012.

As a result of the foregoing, operating loss in the second quarter of 2013 was $23.9 million, compared to operating losses of $40.1 million in the first quarter of 2013 and $78.6 million in the second quarter of 2012. Operating margin was negative 5.4% in the second quarter of 2013, compared to negative 15.4% in the first quarter of 2013 and negative 22.7% in the second quarter of 2012.

Net Interest Expense

Net interest expense in the second quarter of 2013 was $11.0 million, compared to $13.2 million in the first quarter of 2013 and $9.3 million in the second quarter of 2012. The sequential decrease in net interest expense was primarily due to a decrease in average bank borrowings in the second quarter of 2013.

Foreign Currency Exchange Loss

The Company had a foreign currency exchange loss of $2.2 million in the second quarter of 2013, which included changes in fair value of derivative instruments, compared to a net loss of $19.0 million in the first quarter of 2013 and $22.5 million in the second quarter of 2012. This net loss was primarily due to the exchange rate fluctuation of certain foreign currencies against the functional currencies of the Company’s subsidiaries during the second quarter of 2013, offset by gains from foreign currency hedging contracts involving the Euro, Renminbi, British Pound, and U.S. Dollar used by the Company to mitigate its foreign currency risk exposure.

Income Tax Benefit

Income tax benefit was $0.9 million in the second quarter of 2013, compared to $6.1 million in the first quarter of 2013 and $16.1 million in the second quarter of 2012. The income tax benefit in the second quarter of 2013 primarily resulted from a deferred tax benefit recognized for the net losses incurred in the quarter, net of provision for valuation allowance.

Net Loss and Loss per ADS

As a result of the foregoing, net loss was $33.7 million in the second quarter of 2013, compared to net loss of $63.7 million in the first quarter of 2013 and $92.1 million in the second quarter of 2012.

Net margin was negative 7.6% in the second quarter of 2013, compared to negative 24.5% in the first quarter of 2013 and negative 26.6% in the second quarter of 2012.

Loss per fully diluted ADS was $0.47 in the second quarter of 2013. The impact of the additional accounts receivables provision was approximately $0.12 per ADS, while the effect of the charge for fixed assets ceased to be used was approximately $0.13 per ADS.

Financial Condition

As of June 30, 2013, the Company had $619.2 million in cash and cash equivalents and restricted cash. Total bank borrowings were $1,120.0 million, of which $973.0 million were short-term borrowings. The Company decreased its long-term borrowings by $248.5 million to approximately $147.0 million as of June 30, 2013.

During the second quarter of 2013, the Company repurchased $26.6 million of its convertible senior notes due July 2013, which resulted in a gain of $0.3 million. Subsequent to the second quarter of 2013, the Company redeemed, together with all accrued but unpaid interest, all remaining outstanding convertible senior notes on July 15, 2013.

Shareholders’ equity was $791.2 million as of June 30, 2013, a decrease from $823.3 million at the end of the first quarter of 2013.

Third Quarter and Fiscal Year 2013 Guidance

During the third quarter of 2013, the Company expects to ship between 650 MW to 680 MW of PV modules.

The Company believes its overall gross margin for the third quarter, taking into account wafer and cell quantities outsourced from third party suppliers to meet demand in excess of its internal capacity and other needs, will be in the low double digits in percentage terms. Such guidance is based on the exchange rate between the Euro and U.S. dollar as of Aug 20, 2013.

For the full year 2013, the Company revises its previous PV module shipment guidance of between 2.0 GW and 2.1 GW to 2.3 GW and 2.4 GW.

Operations and Business Outlook

Industry Update

In a decision dated August 2, 2013, with an effective date of August 6, 2013, the European Commission (“EC”) accepted a price undertaking offered by Chinese suppliers and their importers pursuant to which they agreed to sell an established maximum amount of solar panels or certain related components into the European Union (“EU”) at a minimum price. In exchange, the EC will forgo the imposition of anti-dumping duties on imports covered by the agreement. The agreement also imposes various reporting, verification and other requirements related to the covered imports. This past June, the EC had imposed provisional anti-dumping duties on the covered imports. The EC’s deadline to decide whether to impose definitive anti-dumping duties is December 5, 2013. If the EU concludes that definitive anti-dumping duties on solar panels imported from China are not warranted, then the price undertaking agreement will terminate. If the EC decides that definitive anti-dumping duties are warranted, solar panels or other covered merchandise imported into the EU from China above the annual quota amounts, or any imports determined not to conform to the agreement’s requirements, will be subject to the anti-dumping duties established by the EC’s definitive anti-dumping duty decision. This agreement also could be used to resolve a parallel anti-subsidy investigation, which was commenced by the EU on November 8, 2012. The EC decided not to impose provisional measures in that case, but a definitive anti-subsidy decision is also due by December 5, 2013. Trina Solar is a party to the anti-dumping price undertaking agreement and has been involved in promoting dialogue and consultation as a way to resolve the solar panel trade dispute between China and the E.U.

Manufacturing Costs

In the second quarter of 2013, the Company continued its efforts to reduce manufacturing costs, achieving a reduction of high single digit in percentage terms from a quarter ago. The sequential decrease in non-silicon manufacturing costs were primarily due to improved supply chain cost control, increased utilization of the Company’s in-house manufacturing capacities, as well as increases in the Company’s module efficiencies and improvements in its manufacturing processes.

As a result of relatively stable average poly-silicon spot prices in the second quarter of 2013 compared to the first quarter of 2013, the Company experienced similar silicon costs in its module manufacturing business quarter-on-quarter. Through its diversified range of short, medium and long-term supply agreements, the Company will continue to maintain competitive silicon costs relative to current market prices.

2013 Manufacturing Capacity

As of June 30, 2013, the Company’s annualized in-house ingot and wafer production capacity remained approximately 1.2 GW and its PV cell and module production capacity remained approximately 2.4 GW.

Project Development

The Company has made progress on its 50 MW project in Gansu Province, China. Construction has been completed and the facility is expected to be grid connected and commence initial production by the end of the third quarter of 2013.

The Company continues to source project opportunities inside and outside of China. The commencement of a project is subject to a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, as well as the attainment of certain project rights, including land use rights and the right to construct manufacturing facilities in the relevant locations.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on August 20, 2013, to discuss the results for the quarter ended June 30, 2013. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Zhiguo Zhu, Senior Vice President and President of Trina Solar’s Module Business Unit, and Kevin Zhang, Head of Investor Relations. Supplemental information will be made available on the Investors Section of Trina Solar’s website at www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: +1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 2575-2663.

If you are unable to participate in the call at this time, a replay will be available on August 20 at 11:30 a.m. ET, through September 3, at 11:59 p.m. ET. To access the replay, dial +1 (855) 859-2056, international callers should dial +1 (404) 537-3406, and enter the conference ID 2575-2663.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	Jun. 30, 2013	Mar. 31, 2013	Jun. 30, 2012

Net revenues	$440,725	$260,222	$346,054
Cost of revenues	389,507	255,798	317,062
Gross profit	51,218	4,424	28,992
Operating expenses
Selling expenses	37,279	24,468	28,937
General and administrative expenses	33,709	14,547	72,162
Research and development expenses	4,085	5,475	6,500
Total operating expenses	75,073	44,490	107,599
Operating loss	(23,855)	(40,066)	(78,607)
Foreign exchange loss	(2,626)	(20,063)	(24,784)
Interest expenses	(11,507)	(14,608)	(12,097)
Interest income	466	1,387	2,766
Gain on change in fair value of derivative	451	1,079	2,311
Other income, net	2,528	2,445	2,206
Loss before income taxes	(34,543)	(69,826)	(108,205)
Income tax benefit	893	6,085	16,103
Net loss	(33,650)	(63,741)	(92,102)
Loss attributable to the noncontrolling interest	—	—	(5)
Net loss attributable to Trina Solar Limited	$(33,650)	$(63,741)	$(92,097)
Loss per ADS*
Basic	$(0.47)	$(0.90)	$(1.30)
Diluted	$(0.47)	$(0.90)	$(1.30)
Weighted average ADS outstanding*
Basic	70,873,548	70,804,960	70,768,990
Diluted	70,873,548	70,804,960	70,768,990

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

	Jun. 30, 2013	Mar. 31, 2013	Jun. 30, 2012

Net loss	$(33,650)	$(63,741)	$(92,102)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(172)	4,534	504
Comprehensive loss	(33,822)	(59,207)	(91,598)
Less loss attributable to non-controlling interest	—	—	(5)
Comprehensive loss attributable to Trina Solar Limited	$(33,822)	$(59,207)	$(91,593)

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Jun. 30	Mar. 31	Jun. 30
	2013	2013	2012

ASSETS
Current assets:
Cash and cash equivalents	$546,816	$703,795	$660,335
Restricted cash	72,401	118,484	180,658
Inventories	315,138	341,597	463,285
Project assets, current portion	52,772	7,926	104
Accounts receivable, net	478,005	365,311	530,952
Current portion of advances to suppliers, net	64,053	61,966	69,458
Prepaid expenses and other current assets, net	136,966	92,204	125,411
Total current assets	1,666,151	1,691,283	2,030,203
Property, plant and equipment, net	852,793	872,363	918,643
Project assets, net of current portion	9,616	19,980	18,978
Land use rights, net	43,644	41,754	42,372
Advances to suppliers, net of current portion	66,013	76,878	110,302
Investment in equity affiliates	10,963	10,961	14,628
Deferred income tax assets, net	50,607	47,333	23,560
Other noncurrent assets	1,632	1,901	2,087
TOTAL ASSETS	$2,701,419	$2,762,453	$3,160,773
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$973,042	$830,844	$733,722
Accounts payable	539,048	449,745	620,577
Convertible senior notes	57,007	83,582	—
Accrued expenses and other current liabilities	97,251	88,649	130,642
Total current liabilities	1,666,348	1,452,820	1,484,941
Long-term bank borrowings, excluding current portion	146,990	395,520	465,605
Convertible senior notes	—	—	103,461
Accrued warranty costs	71,964	68,077	65,383
Other noncurrent liabilities	24,736	22,544	16,585
Total liabilities	1,910,038	1,938,961	2,135,975
Ordinary shares	40	40	39
Additional paid-in capital	659,619	657,908	655,710
Retained earnings	118,004	151,654	360,034
Accumulated other comprehensive income	13,568	13,740	8,820
Total Trina Solar Limited shareholders’ equity	791,231	823,342	1,024,603
Non-controlling interest	150	150	195
Total equity	791,381	823,492	1,024,798
TOTAL LIABILITIES AND EQUITY	$2,701,419	$2,762,453	$3,160,773

For further information, please contact:

Trina Solar Limited Terry Wang, CFO Phone: + (86) 519-8548-2008 (Changzhou)	Brunswick Group Ilse Schache Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com
Kevin Zhang, Investor Relations Phone: + (86) 519-8517-6093 (Changzhou) Email: ir@trinasolar.com